Exhibit 6.1

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) is entered into on this 23rd day of February 2024 by and between OCEAN STREET PARTNERS (hereinafter “Consultant”) and IMPOSSIBLE KICKS HOLDING COMPANY, INC., a Delaware corporation (hereinafter “Company”).

HEREAFTER, the Company and Consultant are referred to collectively as “Parties”, and singularly as “Party”.

WHEREAS, the Parties desire to set forth the terms and conditions under which the said financial and strategic planning services shall be performed,

NOW, THEREFORE, in consideration of the promises of the mutual covenants herein, the Parties hereto agree as follows:

ARTICLE I-SCOPE OF SERVICES

During the term of this Agreement, Consultant shall provide advice to, undertake for, and consult with the Company and/or its subsidiaries concerning financial and strategic planning, including, corporate organization and structure, financial matters in connection with the operation of the business of the Company, expansion of services, and shall review and advise the Company regarding its overall progress, needs, and condition. Consultant agrees to provide on a timely basis the following enumerated services in addition to any other services contemplated thereby:

(a) Meet/discuss with management of the Company to review its historic and current operations, business and financial condition.

(b) Evaluate and assist in any potential sale, joint venture and/or business development candidates for the Company.

(c) Interface, screen and potentially manage outside service providers.

(d) Advise with recommendations regarding corporate financing including the structuring, terms, and content of bank loans, institutional loans, private debt funding, mezzanine financing, and other equity or debt financing of a public and/or private nature and work with Company to assemble and organize due diligence materials for presentation to potential financing sources.

(e) Advise regarding the terms and conditions of a financing, acquisition or sale.

(f) Introduce the Company to business development opportunities, and capital sources to provide equity and/or debt financing.

(g) Review and provide advice and/or assistance in the presentation, design, style and functionality of the Company’s public communication materials, including the Company’s website and corporate presentations from time to time at various industry and/or investment banking conferences and tradeshows for the purpose of raising the public awareness of the Company and its properties.

1048 Irvine Ave ● Suite 1004 ● Newport Beach, CA ● 92660 ● (949) 427-8585 ● www.oceanstreetpartners.com

Anything to the contrary in this Agreement notwithstanding, the services to be rendered by Consultant shall not include any activities which could be deemed by the Securities and Exchange Commission to constitute activities requiring Consultant to be registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.

ARTICLE II-PERIOD OF PERFORMANCE

The Period of Performance under this Agreement shall begin immediately and will continue for an initial twelve (12) month period and then continue on a month-to-month basis until terminated pursuant to this Article II. This Agreement may be canceled by either party with at least sixty (60) days advance written notice.

ARTICLE III-CONTRACTUAL RELATIONSHIP

In performing the services under this Agreement, Consultant shall operate as, and have the status of, an independent contractor. Consultant shall not have authority to enter into any contract binding the Company, or create any obligations on the part of the Company, except as shall be specifically authorized by the Company. The Company and Consultant will be mutually responsible for determining the means and the methods for performing the services described in ARTICLE I.

ARTICLE IV-COMPENSATION

As full consideration for the performance of the basic services described above, the Company shall pay Consultant, or their broker/dealer affiliate:

(a) Upon execution of this Agreement, Company shall pay Consultant a non-refundable cash consulting fee of $7,500, and an additional $7,500 every month, or pro-rata portion, thereafter. Upon the Company successfully closing on a minimum of $1,000,000, cumulative, by or through contacts introduced by Consultant, then, as a milestone bonus, the cash consulting fee shall immediately increase to $10,000 per month, or pro-rata portion, thereafter for the remainder of the Agreement. After a total of $3,000,000, cumulative, is raised by or through contacts introduced by or through Consultant, then Company shall issue Consultant five (5) year, non-cancelable, non-callable, assignable warrants with a cashless exercise provision and piggyback registration rights, to purchase 80,000 shares of Company common stock at an exercise price per share equal to the Company’s most recent 409A valuation.

(b) Should any potential business development opportunities arise through contacts of Consultant, then Company shall pay Consultant a business development fee equal to five percent (5%) of the total value to the Company of all contracts and/or other business development deals with any party introduced, directly or indirectly, by Consultant. All such fees due hereunder shall be payable as the Company is paid on any and all such contracts, and which fees shall be payable through to the completion or termination of the contract(s), inclusive of any and all change orders, amendments and extensions, irrespective of the term and termination provisions of this Agreement. Such business development fees will be subject to Company board approval.

1048 Irvine Ave ● Suite 1004 ● Newport Beach, CA ● 92660 ● (949) 427-8585 ● www.oceanstreetpartners.com

(c) A fee on any mergers or acquisitions, identified by or through contacts of the Consultant, (where fifty percent (50%) or less of the Company is acquired) equal to four percent (4%) of the total value of the transaction. If, however, over fifty percent (50%) of the Company is acquired, then that fee amount is 20 basis points (.2%) of the total value assigned to the entire Company at the time of the transaction. This fee is due and payable in like kind as received by Client at said merger/acquisition date. This fee will be calculated using the total value of the amount(s) paid for the acquisition (or total value of the Company if fifty percent (50%) or more of Company is acquired) whether in stock, cash, notes, warrants etc.

(d) Upon presentation of invoices from Consultant, Company shall reimburse Consultant for any and all reasonable and normal business expenses incurred by Consultant in connection with the performance of the services provided herein up to the sum of $500 per month; provided, however, any expenditures in excess of $500 per month will also be reimbursed to Consultant as long as Consultant has, prior to such expenditure, received the approval of the Company to incur such expenses.

ARTICLE V- DUE DILIGENCE MATERIAL

Subject to review by Consultant, the Company shall provide the required due diligence materials. The Company represents and warrants that the information contained in its due diligence materials will not include any misstatement of material fact, or omit to state any material fact required to be stated therein or necessary to make statements contained therein, in light of the circumstances under which they are being made, not misleading. The Company agrees to advise Consultant immediately in writing of the occurrence of any event or any other change known to the Company which results in the due diligence materials containing a misstatement of material fact or omitting any material fact required to be stated therein or necessary to make statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees to be solely responsible for the accuracy and completeness of the due diligence materials. The Company further agrees that its failure or inability to expeditiously provide such data or information, or to secure timely access to key personnel and facilities, may have a material adverse effect on the scope, timing and success of this engagement. The Company authorizes Consultant, as its agent, to furnish any financing source with copies of the due diligence materials and any other documents or relevant information supplied to Consultant. Since Consultant must at all times rely upon the accuracy and completeness of information supplied to it by the Company’s officers, directors, agents, and employees, the Company agrees to indemnify, hold harmless, and defend Consultant, its officers, agents or employees at the Company’s expense, in any proceeding or suit which may arise out of and/or due to any inaccuracy or incompleteness of such due diligence material supplied by the Company to Consultant.

Company acknowledges that there is an affirmative obligation on its part to use its best efforts to assist Consultant in its efforts and performance under this Agreement, such as making Company representatives reasonably available for participation in investor presentations and meetings, providing reasonable responses to and/or documentation addressing requests for due diligence material and other actions as Consultant may reasonably request in its sole discretion.

1048 Irvine Ave ● Suite 1004 ● Newport Beach, CA ● 92660 ● (949) 427-8585 ● www.oceanstreetpartners.com

ARTICLE VI-INDEMNIFICATION

The Company agrees to indemnify, defend and hold harmless Consultant and its respective agents and affiliates against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened, or any claim whatsoever) arising out of the Company’s performance of its obligations hereunder or any violation or alleged violation by Company of any law relating thereto. This indemnity shall not apply, however, and Consultant shall indemnify and hold Company and its respective agents harmless from and against all liabilities, where a court of competent jurisdiction has made a final determination that Consultant engaged in gross negligence and willful misconduct in the performance of its services hereunder.

ARTICLE VII-ASSIGNMENT

This Agreement may not be assigned by either Party, including but limited to assignment by operation of law, without the express written consent of the other Party, which consent such Party may grant or withhold in its sole discretion. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and permitted assigns.

ARTICLE VIII-REPRESENTATIVE AND NOTICES

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if sent via email or facsimile transmission during normal business hours, and on the day immediately following transmission if sent via email or facsimile after normal business hours, to the email address or facsimile number given below, and confirmation of receipt is obtained promptly after completion of transmission; (c) on the day after delivery to Federal Express or a similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (d) on the fifth (5th) day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Company:	IMPOSSIBLE KICKS HOLDING COMPANY, INC.
300 Spectrum Center Drive, Suite 400
Irvine, CA 92618
Attention: John Mocadlo
Email: jmocadlo@impossiblekicks.com

If to Consultant:	Ocean Street Partners, Inc.
1048 Irvine Ave, Suite 1004
Newport Beach, CA 92660
Attention: Stephen Kann
Email: Steve@oceanstreetpartners.com

1048 Irvine Ave ● Suite 1004 ● Newport Beach, CA ● 92660 ● (949) 427-8585 ● www.oceanstreetpartners.com

Any Party may change its address for the purpose of this section by giving the other Party written notice of its new address in the manner set forth above.

ARTICLE IX-GOVERNING LAW AND VENUE

This Agreement shall be governed by and construed in accordance with the laws of the State of California which would apply if both Parties were residents of California and this Agreement was made and performed in California. In any legal action involving this Agreement or the Parties’ relationship, the Parties agree that the exclusive venue for any lawsuit shall be in the state or federal court located within the County of Orange, California. The Parties agree to submit to the personal jurisdiction of the state and federal courts located within Orange County, California.

ARTICLE X-OTHER ACTIVITIES OF CONSULTANT

The Company recognizes that Consultant now renders and may continue to render services of the same nature as it will be rendering to the Company to other companies that may conduct business and activities similar to those of the Company. Nothing in this Agreement shall prevent or prohibit Consultant from working with any other person or entity (a “Third Party”) at any time, regardless of whether any such Third Party is in the same or similar industry as that of the Company. Consultant shall not be required to devote its full time and attention to the performance of its duties under this Agreement, but shall devote only so much of its time and attention as it deems reasonable or necessary in order to provide the agreed upon services hereunder. However, Consultant cannot work with/for a direct counterparty to any company with a direct relationship with the Company.

ARTICLE XI-MISCELLANEOUS

This Agreement sets forth the entire understanding of the Parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the Parties. No agreements hereafter made between the Parties shall be binding on either Party unless reduced to writing and signed by an authorized officer of the Party bound thereby.

This Agreement may be executed in counterpart signatures, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or scanned email transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

The invalidity, illegality, or unenforceability of any provision or provisions of this Agreement will not affect any other provision of this Agreement, which will remain in full force and effect, nor will the invalidity, illegality, or unenforceability of a portion of any provision of this Agreement affect the balance of such provision. In the event that any one or more of the provisions contained in this Agreement or any portion thereof shall for any reason be held to be invalid, illegal, or unenforceable in any respect, this Agreement shall be reformed, construed, and enforced as if such invalid, illegal, or unenforceable provision had never been contained herein.

1048 Irvine Ave ● Suite 1004 ● Newport Beach, CA ● 92660 ● (949) 427-8585 ● www.oceanstreetpartners.com

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first noted above.

IMPOSSIBLE KICKS HOLDING COMPANY, INC.

DATE

BY:	JOHN MOCADLO
ITS:	CEO

OCEAN STREET PARTNERS, INC.

DATE

BY:	STEPHEN KANN
PARTNER

1048 Irvine Ave ● Suite 1004 ● Newport Beach, CA ● 92660 ● (949) 427-8585 ● www.oceanstreetpartners.com